1

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 24, 2014

VIA EDGAR

Ms. Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Ms. Miller:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on June 27, 2014 to Post-Effective Amendment No. 130 (“PEA 130”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 131 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement, accompanied by the Registrant’s responses to each comment.  PEA 130 included a prospectus and statement of additional information for the Emerald Insights Fund (the “Fund”), a new series of the Registrant.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

The Registrant anticipates filing Post-Effective Amendment No. 134 (“PEA 134”) pursuant to Rule 485(b) under the 1933 Act on or about July 28, 2014, with a designated effective date of July 31, 2014.  PEA 134 will update and complete the Registrant’s disclosures for the Fund in PEA 130, including to (i) reflect changes to PEA 130 made in response to oral comments provided by the Staff on June 27, 2014, (ii) complete certain information not previously included in PEA 130, and (iii) include certain other required exhibits.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment:  In the Fees and Expenses of the Fund table, please disclose as a footnote that the “Other Expenses” are estimated for the current Fiscal Year.

2

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

2.

Staff Comment:  In the Shareholder Fees section of the Fees and Expenses of the Fund table, please revise the disclosure for Class A fees in accordance with Instruction 2(a)(ii) of Item 3 of Form N-1A to include the maximum possible fee.

Registrant’s Response:  The Registrant respectfully declines to make this change at this time, as it believes that its disclosure as presented in PEA 134 is compliant with Instruction 2(a) of Item 3.  In particular, the Registrant notes that the maximum sales charge or load that would be applicable to Class A shares of the Fund would not, in any circumstances, exceed 4.75%, since the contingent sales charge of up to 0.50% would only be applicable in circumstances where an investor would already be eligible to acquire Class A shares absent any front end sales charges.

The Registrant interprets Instruction 2(a)(ii)’s requirement to “[s]how the percentage amounts and the terms of each sales charge (load) comprising that figure . . .” to mean that separate line items should be included for sales charges that are distinct and operate independently of each other – in other words, where both a front end and contingent deferred charge are applicable.  Here, the contingent deferred charge would only be applicable if there were no front end charges payable.  The Registrant thus believes that  inclusion of line items for the maximum 4.75% sales charge and the 0.50% contingent deferred charge may lead to the mistaken conclusion that Class A shares are potentially subject to sales charges of up to 5.25%.

3.

Staff Comment:  In the footnote to the Fees and Expenses of the Fund table, clarify that Emerald Mutual Fund Advisers Trust’s (“Emerald Advisers”), the Fund’s investment adviser, agreement to waive fees and/or reimburse expenses will apply at the time reimbursement.

Registrant’s Response:  The Registrant respectfully declines to make this change, as it believes the footnote as appearing in PEA 134 is responsive to Instruction 3(e) of Item 3 (“If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances”), and as the Registrant further believes that qualifying the total expenses after waivers/reimbursements to refer to a specific time (“time of reimbursement”) may potentially be confusing to investors.

4.

Staff Comment:  In the Fees and Expenses of the Fund table, please confirm that the Fund will not invest in registered investment companies and that no Acquired Fund Fee Expenses will be applied.

Registrant’s Response:  Based on information supplied by Emerald Advisors, the Registrant confirms that the Fund will not typically invest in other registered investment companies and, accordingly, no separate disclosure for Acquired Fund Fee Expenses is required pursuant to Form N-1A.

5.

Staff Comment:  In the Example, please revise the table so that it is consistent with the template in Item 3 of Form N-1A.

Registrant’s Response: The Registrant will revise the applicable language in response to the comment.

6.

Staff Comment:  In the Example, the Staff recommends that the duplicative language under the Example table be deleted as it is not part of the template set forth in Item 3 of Form N-1A.  In the alternative, please explain why it is necessary to repeat the language.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

7.

Staff Comment:  In the Principal Investment Strategies of the Fund, please clarify whether the Fund will typically invest in U.S. equity securities, as opposed to foreign securities.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment in order to clarify that the Fund will primarily invest in U.S. securities.

8.

Staff Comment:  In the Principal Investment Strategies of the Fund, please clarify what is meant by “significant coverage from other institutional investors”.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

9.

Staff Comment:  In the Principal Investment Strategies of the Fund, please clarify whether the Fund intends to focus on mid-cap equity securities.  The Fund should also provide a range, reference to an index or otherwise indicate what the market capitalization range is for purposes of this disclosure.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

10.

Staff Comment: To the extent the Fund has included an entry for the risks associated with a particular security in the Principal Risks of the Fund section of the Prospectus, please confirm that the Fund’s Principal Investment Strategies of the Fund section also includes disclosure regarding the Fund’s possible investment in such securities. In particular, please confirm whether references to the following risks or investment vehicles are appropriately incorporated into the Fund’s principal investment strategy:

a.

Small and Medium Capitalization Stocks;

b.

Portfolio Turnover;

c.

Short Sales (if a component of the Fund’s principal investment strategy, please also confirm the costs associated therewith are appropriately included in the Fees and Expenses of the Fund table);

d.

Growth Stocks;

e.

Derivatives (if derivatives are part of the Fund’s principal investment strategy, please include a risk disclosure entry specific to derivatives, including the specific types of derivative instrument in which the Fund may invest);

f.

Real Estate Securities and REITS;

g.

Restricted or Illiquid Securities; If so, does the disclosure intend to include Foreign Securities?

h.

Securities Issued by Other Investment Companies (if a part of the Fund’s principal investment strategy, please also incorporate any required disclosure in the Fees and Expenses of the Fund table as required under Form N-1A);

i.

Mortgage Backed Securities (including confirmation as to whether the possibility of such investments should be disclosed in both the Registrant’s Item 4 and Item 9 disclosures for the Fund); and

j.

Unrated Debt (including confirmation as to whether the possibility of such investments should be disclosed in both the Registrant’s Item 4 and Item 9 disclosures for the Fund).

Registrant’s Response:  Based on information supplied by Emerald Advisors, the Registrant responds as follows:

a.

Emerald Advisers confirms that the fund will primarily invest in small and medium capitalization stocks and therefore, no change to the Principal Risks is required.

b.

Emerald Advisers confirms that high portfolio turnover will likely occur and is a Principal Risk of the Fund and therefore, this risk continues to be appropriate.

c.

Emerald Advisers confirms that short sales will not be employed as a principal investment strategy for the Fund.  As a result, this portion of the Portfolio Turnover Risk will be removed.

d.

Emerald Advisers confirms that the Fund will primarily invest in growth stocks and therefore, no change to the Principal Risks is required as a result of this comment.

e.

Emerald Advisers confirms that the Fund will not invest in derivatives as a principal investment strategy.  As a result, this risk disclosure will be removed.

f.

Emerald Advisers confirms that the Fund will not invest in real estate securities or REITS as a principal investment strategy.  As a result, this risk disclosure will be removed.

g.

Emerald Advisers confirms that the Fund will not invest in Restricted or Illiquid Securities as a principal investment strategy.  Emerald also confirms that the Fund will not primarily invest in foreign securities.  As a result, this risk disclosure will be removed.

h.

Emerald Advisers confirms that the Fund will not invest in securities issued by other investment companies as a principal investment strategy.  As a result, this risk disclosure will be removed.

i.

Emerald Advisers confirms that the Fund will not invest in Mortgage Backed Securities as a principal investment strategy.  As a result, this risk disclosure will be removed from Item 9.

j.

Emerald Advisers confirms that the Fund will not invest in unrated debt as a principal investment strategy.  As a result, this risk disclosure will be removed.

1.

Staff Comment: In the description of the Fund’s Portfolio Managers, please revise this section to include the month and year of the Fund’s inception, consistent with Item 5(b) of Form N-1A.  Also, please indicate if the portfolio managers are jointly or primarily responsible for the management of the Fund, as applicable.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

2.

Staff Comment:  Please incorporate Comments 7-10 hereof to the Investment Objective and Principal Strategies of the Fund section of the Fund’s Item 9 disclosures.  Additionally, please note the following apparent discrepancies between Item 4 and Item 9 disclosures for the Fund that should be resolved:

a.

Under “What are the Principal Securities in Which the Fund Invests?”, Money Market Securities are disclosed, but are not mentioned as principal security type in the Principal Investment Strategies of the Fund in the Summary Prospectus.

b.

Under “What are the Principal Securities in Which the Fund Invests?”, When-Issued, Delayed-Delivery and Forward Commitments are disclosed, but are not mentioned as principal security types in the Principal Investment Strategies of the Fund in the Summary Prospectus.  Please also consider using the heading “Derivatives” in compliance with the Plain English Rule.

c.

Under “What are the Principal Securities in Which the Fund Invests?”, U.S Government Securities are disclosed, but are not mentioned as a principal security type in the Principal Investment Strategies of the Fund in the Summary Prospectus.

d.

Under “What are the Principal Securities in Which the Fund Invests?”, Mortgage-Related Securities are disclosed, but are not mentioned as a principal security type in the Principal Investment Strategies of the Fund in the Summary Prospectus.

Registrant’s Response:  In response to the comment, the Registrant will revise the Fund’s Item 9 disclosure consistent with its responses to Comments 7-10 above.  Furthermore, Registrant responds as follows:

a.

Emerald Advisers confirms that the Fund will not invest in money market funds as a principal investment strategy.  This risk disclosure will be removed.

b.

Emerald Advisers confirms that the Fund will not invest in When-Issued, Delayed-Delivery and Forward Commitments as a principal investment strategy.  This risk disclosure will be removed.

c.

Emerald Advisers confirms that the Fund will not invest in U.S. Government securities as a principal investment strategy.  This risk disclosure will beremoved.

d.

Emerald Advisers confirms that the Fund will not invest in mortgage related securities as a principal investment strategy.  This risk disclosure will be removed.

1.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, please clarify how repurchase agreements are characterized therein and intended to be used as a part of the Fund’s investment strategies.

Registrant’s Response:  Emerald Advisers confirms that the Fund will not invest in repurchase agreements as either a principal or non-principal investment strategy.  As a result, this risk disclosure will be removed.

2.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, please simplify the disclosure concerning “Structured Notes”.

Registrant’s Response:  Emerald Advisers confirms that the Fund will not invest in structured notes as either a principal or non-principal investment strategy.  As a result, this risk disclosure will be removed.

3.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, please clarify whether the Cash Position portion of the strategy is different from a Temporary Defensive Position.

Registrant’s Response:  According to information provided by Emerald Advisers, the Fund’s cash is not held as part of the principal or non-principal investment strategies.  The Fund may hold cash as a result of purchases into the Fund until allocations to the primary or non-primary strategy are made.  The Fund may also utilize cash as a temporary defensive position.  Accordingly, the Registrant will revise the applicable language in response to the comment.

4.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, please consider moving the “Market Risk” paragraph to the Risk sections of the Fund’s Item 4 and Item 9 disclosures.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

5.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, under the “What are the Principal and Non-Principal Risks of Investing in the Fund?” paragraph, please confirm that all principal risks are disclosed in the Summary Prospectus.

Registrant’s Response:  The Registrant confirms that all principal risks have been disclosed in the Summary Prospectus and that it will revise the applicable language in response to the comment.

6.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosures, under the “What are the Principal and Non-Principal Risks of Investing in the Fund?” paragraph, please revise the “Growth Stocks” disclosure into plain English and provide additional information about the characteristics of Growth Stocks.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

7.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, under the “What are the Principal and Non-Principal Risks of Investing in the Fund?” paragraph, please clarify why liquidity is a risk for a growth stock fund.

Registrant’s Response:  The Registrant will revise the applicable language in response to the comment.

8.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosures, under the “What are the Principal and Non-Principal Risks of Investing in the Fund?” paragraph, please resolve the apparent conflict between the Portfolio Turnover disclosure therein and the Portfolio Turnover risk disclosure in the Fund’s Item 4 disclosure.

Registrant’s Response:  In response to the comment, the Registrant will revise the noted disclosure.

9.

Staff Comment:  In the Non-Principal Investment Strategies of the Fund portion of the Fund’s Item 9 disclosure, under the “What are the Principal and Non-Principal Risks of Investing in the Fund?” paragraph, please clarify why Restricted and Illiquid Securities are consider a principal risk, and confirm whether the Fund plans to invest up to 15% in these types of securities.

Registrant’s Response:  In response to the comment, the Registrant will revise the noted disclosure.

10.

Staff Comment:  Under “The Portfolio Managers” Section, please indicate whether the portfolio managers are jointly and primarily responsible for the management of the Fund, as applicable.  Also, please conform the managers’ biographies to the instructions set forth in Item 10(a)(2) of Form N-1A.

Registrant’s Response:  In response to the comment, the Registrant will revise the applicable language.

11.

Staff Comment:  On the back cover of the Prospectus, please reduce the font size of the Registrant’s Investment Company Act of 1940 file number in accordance with the requirements of Form N-1A.

Registrant’s Response:  In response to the comment, the Registrant will modify the font size of the Registrant’s file number on the back cover of the Prospectus.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

12.

Staff Comment:  In the section of the Statement of Additional Information entitled “Investment Activities And Risks Applicable to the Fund”, please clarify which of the activities and risks are principal (vs. non-principal).  Please note that Form N-1A does not require that principal activities or risks be listed in the SAI.

Registrant’s Response:  In response to the comment, the Registrant will modify the SAI.

13.

Staff Comment:  Under “Other Practices”, please confirm whether Borrowing is part of the principal investment strategy or is a non-principal investment strategy for the Fund.

14.

Registrant’s Response:  In response to the comment, the Registrant will modify the SAI.

15.

Staff Comment:  Under the Fundamental Investment Restrictions, please confirm whether the purchase of securities which would cause 15% or more of the value of total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries is intended to be limited to 15%.

Response:  The Adviser confirms that the limitation on the purchase of securities which would cause 15% or more of the value of total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries should be revised to 20%.  The Registrant will modify the Statement of Additional Information accordingly.

16.

Staff Comment:  Under the Non-Fundamental Investment Limitations, please resolve the discrepancy between restriction (2) regarding investment in option contracts and earlier in the SAI where options appear to be permitted.  Please also conform Fundamental Restriction (7), as necessary.

Response:  Based on information provided by Emerald Advisers, the Registrant confirms that the Fund may utilize options contracts on a non-principal basis.  Accordingly, this non-fundamental investment limitation has been removed.

17.

Staff Comment: Under the Non-Fundamental Investment Limitations, please resolve the discrepancy between restriction (5) regarding investments in securities of other investment companies.

Response:  The Adviser confirms that it may invest in other registered investment companies on a non-principal basis.  Accordingly, this non-fundamental investment limitation has been revised.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

3